June 29, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Julie Griffith

Re:	Air Industries Group
Registration Statement on Form S-1 (File No. 333-217582)

Ladies and Gentlemen:

Reference is made to the letter dated June 28, 2017 by Roth Capital Partners, LLC requesting, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the Air Industries Group Registration Statement on Form S-1 (File No. 333-217582). Roth Capital Partners, LLC hereby rescinds said acceleration request.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Jonathan J. Russo, Esq.
Vincent J. McGill, Esq.